EXHIBIT III
                                                                     -----------


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
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Our Management's Discussion and Analysis of Financial Condition and Results of
Operations ("MD&A") contains references to Descartes using the words "we", "us", "our" and similar words and the reader is referred to using the words "you", "your" and similar words.

The MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2004, is referred to as the "current fiscal year", "fiscal 2004", "2004" or using similar words. Our previous fiscal year, which ended on January 31, 2003, is referred to as the "previous fiscal year", "fiscal 2003", "2003" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2008 refers to the annual period ending January 31, 2008 and the "fourth quarter of 2008" refers to the quarter ending January 31, 2008.

This MD&A is prepared as of May 25, 2004. You should read the MD&A in conjunction with our audited consolidated financial statements for 2004. We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). We have also prepared and filed our consolidated financial statements and MD&A in accordance with Canadian generally accepted accounting principles, in US dollars, and mailed them to all Canadian shareholders and made them available to US shareholders. All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A in reference to the new MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" ("NI 51-102") of the Canadian Securities Administrators. While the provisions of NI 51-102 concerning annual MD&A apply only for financial periods beginning on or after January 1, 2004, we believe that utilizing NI 51-102 as a guideline for enhanced disclosure will provide greater insight into, and understanding of, our financial condition and results of operation.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com. Certain statements made in the MD&A, including statements relating to our expectations concerning future revenues and earnings, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements. When used in this document, the words "believes", "plans", "expects", "anticipates", "intends", "continue", "may", "will", "should" or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading "Certain Factors That May Affect Future Results" appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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OVERVIEW

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We are a global provider of supply chain solutions that help companies reduce costs, save time, and enhance customer satisfaction. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. We sell our solutions the way our customers want to buy them. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary target industries are retail, consumer product goods, manufacturing and transportation.

THE MARKET
Supply chain management has been changing over the past several years, as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile and wireless applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. We are helping our customers take advantage of the Real-Time Supply Chain market by offering end-to-end solutions that leverage our strengths and capabilities in SCE, MRM and business document exchange.

SOLUTIONS
Our solutions are offered as suites to our target industries. Modular in approach, the industry-focused enterprise suites enable our customers to purchase and use one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

The DESCARTES FOR RETAIL(TM) solution, for example, addresses the specific needs or challenges of the retail industry such as the coordination of inbound and outbound manufacturing shipments.

Helping us to develop and support our solutions is the LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS) built on Microsoft .NET standards. The LNOS is the foundation or architecture upon which our newer product suites operate, enabling us to integrate our applications and offer end-to-end enterprise solutions.

SALES AND DISTRIBUTION
Our sales efforts are directed toward specific industries primarily in retail, consumer product goods, manufacturing, and transportation services. Our sales staff is regionally based and seeks to build long-term relationships with customers and end-users of our products. The sales force is trained to sell across our solutions, targeting specific industry verticals. We promote our products primarily through direct sales techniques aimed at existing and potential users of our products. Channel partners include distributors and value-added resellers. Partnerships play a central role in our strategy to address both existing and future customers.

MARKETING
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs and direct corporate marketing efforts.

RECENT DEVELOPMENTS
UPDATE ON FIRST-QUARTER EXPECTATIONS AND MANAGEMENT CHANGES - We announced on May 6, 2004 that our revenues and loss per share for the first quarter of 2005 would be materially below the expectations set forth in our March 10, 2004 press release and that we were undertaking a review of our financial statements for 2004.

We also announced on that date the termination of Manuel Pietra as Chief Executive Officer and President of the Company effective immediately. Art Mesher, Executive Vice-President, Strategic Development and Brandon Nussey, Chief Financial Officer, together have formed the Office of the Chief Executive Officer reporting to the Board of Directors pending a search for a new Chief Executive Officer.

2004 RESULTS - On May 10, 2004, we announced the results of our review of our 2004 unaudited consolidated financial statements and also announced preliminary results for the first quarter of 2005. We determined to undertake a review of our 2004 financial statements primarily due to significant difficulties in collecting certain receivables, particularly within the Asia Pacific geographic region. We previously released unaudited 2004 financial results in our March 10, 2004 press release.

Based on the review of our 2004 financial statements following our initial release of unaudited financial statements on March 10, 2004, we announced on May 10, 2004, that we had determined to make adjustments to our 2004 financial statements, including the following:

o Increase our allowance for doubtful accounts receivable by $5.0 million (to a total of $8.0 million) based on a specific review of our accounts receivable. This increase in allowance relates primarily to accounts receivable based in the Asia Pacific region and a significant account receivable based on a contract entered into with a single customer based in Europe in the second quarter of 2004. We intend to vigorously pursue the collection of these accounts.

o Reduce revenue and related cost of goods sold relating to a significant contract with a customer in China that we previously contemplated recognizing in the fourth quarter of 2004. Due to the combination of the ongoing delay in obtaining approval of various Chinese authorities to enable us to collect payments from customers in China, and the fact that the customer has not yet deployed the licensed software, we determined that the revenue and cost of goods sold from this contract should not be recognized in the fourth quarter of 2004. We intend to continue to pursue the approval of the Chinese authorities and the collection of amounts owing from this customer.

o Increase expenses by $1.3 million consisting of a one-time non-cash write-down of $1.2 million relating to certain assets that have been determined to be impaired or otherwise should be written-off, and $0.1 million relating to an Ontario employer health tax reassessment issued subsequent to 2004 year-end.

o Reduction of bad debt expense by $0.4 million relating to an arbitration award in our favor issued subsequent to 2004 year-end.

As a result of these adjustments and provisions, we announced on May 10, 2004 that, in relation to the unaudited financial results for 2004 that were previously released on March 10, 2004, total revenues were expected to decrease by $1.1 million to $60.6 million, the loss per share was expected to increase by $0.16 to $0.84, total assets were expected to decrease by $6.5 million to $128.6 million and total liabilities were expected to decrease by $0.2 million to $38.2 million. We also announced on May 10, 2004 that given our results for the first quarter of 2005, we are pursuing further cost reduction initiatives to bring expenses in line with revenues.

EXPENSE REDUCTION - On May 17, 2004, we announced that we are taking action to significantly reduce expenses and that we are implementing a downsizing of our global staff by approximately 130 employees, or approximately 35 percent of our total staff. In addition, we will be closing certain offices, and canceling certain leases, consulting and other operating contracts.

We expect to record a restructuring charge, relating to staff reductions, office closures, lease terminations and cancellation of operating contracts, of between $5.5 and $6.5 million, and anticipate that the majority of the charge will be recorded in our second quarter of 2005 ending July 31, 2004. The timing for recording of the balance of the charge will depend on when leases and other contractual arrangements affected by the restructuring initiatives can be exited. Beginning with our third quarter of

2005, we expect to realize quarterly savings in expenses as a result of these initiatives of approximately $7.0 million.

We expect our aggregate cash, cash equivalents and marketable securities to be approximately $56.0 million as at April 30, 2004. As of April 30, 2004, the outstanding principal amount of our convertible debentures due June 30, 2005 was $27.0 million. We expect that these restructuring actions will entail an aggregate cash expenditure of between $5.5 and $6.5 million, with $3.5 to $4.0 million of that cash being used in the second quarter of 2005.

We also announced that we will be determining whether certain capital assets are redundant as a result of the expense reduction initiatives and that we will be conducting an interim impairment test of our intangible assets and goodwill. Any charge resulting from either the review of capital assets or the interim impairment tests of intangible assets and goodwill will be in addition to the estimated restructuring charge relating to staff reductions, office closures, lease terminations and cancellation of operating contracts and will be recorded as a non-cash charge.

COMPLETION OF 2004 AUDIT - On May 25, 2004, we announced the completion of the audit of the consolidated financial statements for 2004. The audited 2004 financial statements reflect a reclassification of $0.8 million of the $5.0 million increase in allowance for doubtful accounts announced on May 10, 2004 to a reduction in revenue for the fourth quarter of 2004. With this adjustment, the audited revenues for 2004 were $59.8 million and the unaudited revenues for the fourth quarter of 2004 were $14.4 million.

No adjustments were required upon completion of the audit to any audited results for fiscal years ended prior to January 31, 2004 or to any unaudited quarterly results for the first three quarters of 2004.

We are in the course of finalizing our unaudited financial results for the first quarter of 2005, which will be issued by way of press release accompanied by a conference call hosted by management.

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CONSOLIDATED OPERATIONS

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The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

                                                                 -----------------------------------------------
YEAR ENDED                                                    JANUARY 31,         January 31,         January 31,
                                                                    2004                2003                2002
                                                                 -----------------------------------------------
Total revenues                                                      59.8                70.4                79.5
  Cost of revenues                                                 (19.4)              (26.6)              (27.7)
                                                                 -----------------------------------------------
Gross margin                                                        40.4                43.8                51.8
  Operating expenses                                               (53.6)              (58.1)              (65.6)
                                                                 -----------------------------------------------
Net margin                                                         (13.2)              (14.3)              (13.8)
  Acquisition-related expenses                                      (5.3)             (114.8)              (46.9)
  Restructuring costs                                              (18.8)              (11.7)               (4.0)
                                                                 -----------------------------------------------
Loss from operations                                               (37.3)             (140.8)              (64.7)
  Investment income (expense) net of interest expense               (1.8)                1.9                 5.7
  Gain/(loss) on purchase of convertible debentures                  0.9                (0.1)                0.4
                                                                 -----------------------------------------------
Loss before income taxes and minority interest                     (38.2)             (139.0)              (58.6)
  Income taxes                                                      (0.3)                0.4                (0.1)
                                                                 -----------------------------------------------
Loss before minority interest                                      (38.5)             (138.6)              (58.7)
  Minority interest                                                 --                   0.4                --
                                                                 -----------------------------------------------
Loss                                                               (38.5)             (138.2)              (58.7)
                                                                 ===============================================

LOSS PER SHARE - BASIC AND DILUTED                                 (0.84)              (2.65)              (1.15)
                                                                 ===============================================
WEIGHTED AVERAGE SHARES OUTSTANDING                               45,951              52,234              50,858
                                                                 ===============================================

Other Pertinent Information:
                                                                 ===============================================
Total assets                                                       128.7               242.3               388.5
                                                                 ===============================================
Convertible debentures                                              27.0                72.0                73.5
                                                                 ===============================================

Our TOTAL REVENUES were $59.8 million, $70.4 million and $79.5 million in 2004, 2003 and 2002.

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

                                                                 -----------------------------------------------
YEAR ENDED                                                    JANUARY 31,         January 31,         January 31,
                                                                    2004                2003                2002
                                                                 -----------------------------------------------
Services revenues                                                   48.9                53.0                47.3
PERCENTAGE OF REVENUES                                                82%                 75%                 59%

License revenues                                                    10.9                17.4                32.2
PERCENTAGE OF REVENUES                                                18%                 25%                 41%
                                                                 -----------------------------------------------
Total revenues                                                      59.8                70.4                79.5
                                                                 ===============================================

Our SERVICES REVENUES were $48.9 million, $53.0 million and $47.3 million in 2004, 2003 and 2002. The decline in our services revenues was contributed to by some of our ocean carrier customers not renewing their service contracts with us, as well as the loss of certain customers on other network applications. These non-renewals were primarily due to industry consolidation and certain of these customers deciding to perform the services internally that they previously received from us - sometimes using a license to our software. The negative impact of these non-renewals was partially offset by higher services revenues derived from existing routing and scheduling implementations and maintenance contracts, as well as from the impact of customer sign-ups for our connectivity and network applications over the past year.

Our LICENSE REVENUES were $10.9 million, $17.4 million and $32.2 million in 2004, 2003 and 2002. The decline in license revenues over these fiscal periods is primarily a result of the transition by some of our prospects and customers to subscription-based contracts from licensing arrangements as well as general market conditions impacting the ability to generate license revenues for supply chain solutions.

As a PERCENTAGE OF TOTAL REVENUES, our services revenues were 82%, 75% and 59% in 2004, 2003 and 2002. This increase in services revenues as a percentage of total revenues was in part a result of the decline in our amortized license revenues described above, as well as the specific impact of the softness in economic conditions on license revenues and increased customer preference for acquiring our solutions under our service model.

We operate in one business segment providing supply chain solutions. The following table provides additional analysis of our SEGMENTED REVENUE BY GEOGRAPHIC AREAS OF OPERATION (in millions of dollars):

                                                                 -----------------------------------------------
YEAR ENDED                                                    JANUARY 31,         January 31,         January 31,
                                                                    2004                2003                2002
                                                                 -----------------------------------------------
Americas                                                            40.7                48.2                55.3
PERCENTAGE OF REVENUES                                                68%                 69%                 70%

Europe, Middle-East and Africa (EMEA)                               14.3                17.1                17.7
PERCENTAGE OF REVENUES                                                24%                 24%                 22%

Asia Pacific                                                         4.8                 5.1                 6.5
PERCENTAGE OF REVENUES                                                 8%                  7%                  8%
                                                                 -----------------------------------------------
Total revenues                                                      59.8                70.4                79.5
                                                                 ===============================================

REVENUES FROM THE AMERICAS REGION were $40.7 million, $48.2 million and $55.3 million in 2004, 2003 and 2002. The decrease is primarily attributable to a loss of ocean customers in this region and lower license revenues, as described above.

REVENUES FROM THE EMEA REGION were $14.3 million, $17.1 million and $17.7 million in 2004, 2003 and 2002. The decrease in revenues from 2002 to 2004 is primarily due to the global economic downturn in 2002, as well as the loss of some recurring contracts over that period.

REVENUES FROM THE ASIA PACIFIC REGION were $4.8 million, $5.1 million and $6.5 million in 2004, 2003 and 2002. Aggregate revenues for the Asia Pacific region for 2004 were down nominally in comparison to 2003, though we announced and implemented several new customers in the region over 2004. On May 10, 2004, we announced we had completed a review of our 2004 financial statements and, primarily due to collection challenges within the Asia Pacific Region, had determined to not recognize revenue (and related cost of goods sold) from a significant transaction in China that we had previously contemplated recognizing in the fourth quarter of 2004. In addition, based on a specific review of accounts receivable, we announced on May 10, 2004 that we were increasing our allowance for doubtful accounts for certain accounts in the region.

COSTS OF REVENUES were $19.4 million, $26.6 million and $27.7 million in 2004, 2003 and 2002.

The following table provides an additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

                                                                 -----------------------------------------------
YEAR ENDED                                                    JANUARY 31,         January 31,         January 31,
                                                                    2004                2003                2002
                                                                 -----------------------------------------------
Services
--------
Services revenues                                                   48.9                53.0                47.3
Cost of revenues                                                    17.9                25.7                26.5
                                                                 -----------------------------------------------
Gross margin                                                        31.0                27.3                20.8
                                                                 ===============================================
GROSS MARGIN PERCENTAGE                                               63%                 52%                 44%

Licenses
--------
Revenues                                                            10.9                17.4                32.2
Cost of revenues                                                     1.5                 0.9                 1.2
                                                                 -----------------------------------------------
Gross margin                                                         9.4                16.5                31.0
                                                                 ===============================================
GROSS MARGIN PERCENTAGE                                               86%                 95%                 96%

Total
-----
Revenues                                                            59.8                70.4                79.5
Cost of revenues                                                    19.4                26.6                27.7
                                                                 -----------------------------------------------
Gross margin                                                        40.4                43.8                51.8
                                                                 ===============================================
GROSS MARGIN PERCENTAGE                                               68%                 62%                 65%

COST OF SERVICES REVENUES consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

GROSS MARGIN RATES FOR SERVICE REVENUES were 63%, 52% and 44% in 2004, 2003 and 2002. The increase in the gross margin rate was primarily due to moving profit and loss responsibilities for certain services revenues to the geographic sales regions and to a reduction in the cost of revenues achieved from our restructuring initiatives, including consolidation of our infrastructure.

COST OF LICENSE REVENUES consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties. The higher cost in 2004 was primarily due to higher map royalty costs and referral fees in the fourth quarter, particularly related to certain contracts in the Asia Pacific region.

GROSS MARGIN RATE FOR LICENSE REVENUES was 86%, 95% and 96% in 2004, 2003 and 2002. The lower gross margin rate, as described above, was primarily due to higher royalty and other costs of goods sold paid to third parties in the fourth quarter of 2004.

OPERATING EXPENSES (consisting of sales and marketing, research and development and general and administrative expenses) were $53.6 million, $58.1 million and $65.6 million for 2004, 2003 and 2002. The decline is primarily the result of reduced operating expenses from our restructuring initiatives.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the years indicated:

                                                                 -----------------------------------------------
YEAR ENDED                                                    JANUARY 31,         January 31,         January 31,
                                                                    2004                2003                2002
                                                                 -----------------------------------------------
Total revenues                                                      59.8                70.4                79.5
                                                                 -----------------------------------------------

Sales and marketing                                                 31.8                30.0                29.5
PERCENTAGE OF REVENUES                                                53%                 42%                 37%

Research and development                                             9.4                15.2                25.4
PERCENTAGE OF REVENUES                                                16%                 22%                 32%

General and administrative expenses                                 12.4                12.9                10.7
PERCENTAGE OF REVENUES                                                21%                 18%                 13%
                                                                 -----------------------------------------------
Total expenses                                                      53.6                58.1                65.6
                                                                 ===============================================

SALES AND MARKETING expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 53%, 42% and 37% in 2004, 2003 and 2002. The increase in 2004 was a result of our investment in international sales and marketing activities in Asia Pacific and Latin America as well as a $4.3 million increase in our bad debts expense primarily relating to accounts receivables based in the Asia Pacific region and a significant account receivable based on a contract with a customer in Europe that was signed in the second quarter of 2004. We intend to continue to vigorously pursue the collection of these accounts.

RESEARCH AND DEVELOPMENT expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expense all costs related to research and development. The decline in research and development costs for 2004, compared to 2003 and 2002 was attributable to the restructuring initiatives in the past two years as well as the benefits of certain product development outsourcing in North America and internationally.

GENERAL AND ADMINISTRATIVE expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $12.4 million, $12.9 million and $10.7 million in 2004, 2003 and 2002. The decrease in general and administrative expenses is attributable to our reduced workforce resulting from restructuring initiatives. Additionally, in 2003 general and administrative expenses reflected the results of an arbitration concluded in the fiscal year.

ACQUISITION-RELATED EXPENSES includes amortization and impairments of goodwill and intangible assets acquired on business combinations, write-off of purchased in-process research and development costs and write-downs of long-term investments that we have completed to date. Acquisition-related expenses were $5.3 million, $114.8 million, and $46.9 million for 2004, 2003 and 2002. The following table provides an additional analysis of acquisition related expenses for the years indicated (in millions of dollars):

                                                                 -----------------------------------------------
YEAR ENDED                                                    JANUARY 31,         January 31,         January 31,
                                                                    2004                2003                2002
                                                                 -----------------------------------------------
Amortization of goodwill                                               -                   -                24.5
Impairment of goodwill                                                 -                86.7                   -
Amortization of intangible assets                                    5.3                10.1                 8.1
Impairment of intangible assets                                        -                18.0                   -
Write-down of long-term investments                                    -                   -                 9.8
Purchased in-process research and development                          -                   -                 4.5
                                                                 -----------------------------------------------
Total expenses                                                       5.3               114.8                46.9
                                                                 ===============================================

AMORTIZATION OF GOODWILL was nil in 2004 and 2003, and $24.5 million in 2002. Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. The impairment test on February 1, 2003 using an enterprise valuation approach based on market capitalization and discounted cash flow models, indicated an excess of carrying or book value over enterprise value and resulted in a goodwill impairment charge of $86.7 million that was recorded in the results of operations for 2003.

We initially designated February 1st of each year as the date for our annual impairment test. During the three-month period ended October 31, 2003, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. The change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

We completed our annual goodwill impairment test as of October 31, 2003 by comparing our enterprise fair value and our carrying or book value. This comparison indicated an aggregate enterprise fair value in excess of our book value. Accordingly, we determined that no impairment existed.

We will continue to perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates.

AMORTIZATION OF INTANGIBLE ASSETS includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by the Company to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded 5 years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $5.3 million, $10.1 million and $8.1 million in 2004, 2003 and 2002. The decline is attributable to an $18.0 million impairment provision recorded against certain of our intangible assets in the fourth quarter of 2003 in accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As at January 31, 2004, the unamortized portion of intangible assets amounted to $8.3 million compared with $13.6 at January 31, 2003.

The WRITE-DOWN OF LONG-TERM INVESTMENTS resulted from a review of the carrying value of our long-term investments acquired in 2002. As a result, we recorded a provision of $9.8 million in 2002 against the carrying values of certain long-term investments for impairments considered to be other than temporary. The impairment resulted from the general market conditions for the technology industry and delays in achieving expected cash flow targets by certain of these investees. We conducted a similar review in 2004 and 2003 and determined that no further write-down was required.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT ("IPR&D") assets are expensed at the time of acquisition. In 2002, we engaged the services of an independent consultant to perform an appraisal of the acquired intangible assets of Centricity, Inc ("Centricity"). The acquired IPR&D costs of Centricity reflected values assigned to technology, which had not reached a feasible stage as of the acquisition date and, other than its intended use, had no alternative future use. Accordingly, we recorded a charge of $4.5 million in 2002. The value allocated to IPR&D reflected the present value of the projected revenues likely to be generated upon completion of the projects and the beginnings of commercial sale, the related operating expenses and the cost to complete the project. A discount factor of 20% was applied, which reflected the time value of invested capital as well as the related technological and market risks.

RESTRUCTURING COSTS were $18.8 million, $11.7 million and $4.0 million in 2004, 2003 and 2002. At January 31, 2004, we had a remaining restructuring provision of $0.7 million. The remaining restructuring provision is primarily the result of the restructuring plans described in Note 9 in the accompanying Notes to the Consolidated Financial Statements. We initiated these restructuring plans in order to align our cost structure with our network-based revenue model and to streamline our corporate operations. The remaining restructuring reserve under each initiative is summarized below as well as the changes in the restructuring provision from 2003 to 2004 (in thousands of dollars):

                               -------------------------------------------------------------------------------------------
                                 Provision    Additional                                                  Remaining
                                     as at       Charges   Revisions    Cumulative    Cumulative    Provision as at
                               January 31,        During      During      Non-cash          Cash        January 31,
                                      2003          2004        2004     Drawdowns     Drawdowns               2004
                               -------------------------------------------------------------------------------------------
AUGUST 2001                            135            80         (56)           -           (155)                 4
-----------
JUNE 2002
---------
Workforce reduction                    467         3,297           -            -         (3,764)                 -
Office closure costs                   407         3,501           -            -         (3,748)               160
Redundant assets                         -           155           -         (155)             -                  -
Data center consolidations               -           864           -            -           (864)                 -
Network system consolidations            -         2,915      (1,259)           -         (1,656)                 -
MAY 2003
--------
Workforce reduction                      -         5,169        (380)           -         (4,692)                97
Office closure costs                     -         2,837           -            -         (2,360)               477
Redundant assets                         -         1,661           -       (1,661)             -                  -
                               --------------------------------------------------------------------------------------
                                     1,009        20,479      (1,695)      (1,816)        (17,239)              738
                               ---------------------------------------------------------------------------------------

During 2004, we incurred workforce reduction charges of $8.5 million related to severance and benefit costs from the June 2002 and May 2003 restructuring initiatives. These charges were offset by cash payments of $8.5 million and by a $0.4 million reduction in the provision that was no longer required due to retention of some employees initially considered part of the restructuring initiative. We expect that the remaining provision for workforce reduction charges will be substantially drawn down by the end of the second quarter in 2005.

During 2004, we accrued office closure costs of $6.4 million, which primarily relate to rent and occupancy costs of lease facilities that were part of the June 2002 and May 2003 restructuring initiatives. These costs were offset by cash payments of $6.2 million. We expect that the remaining provision for office closure costs will be substantially drawn down by the end of the fourth quarter in 2009. Furthermore, the provision shown above for office closure costs does not include certain costs, which will be recorded as restructuring charges as and when incurred. As of January 31, 2004, we estimate that there might be between $1.2 million and $1.5 million in additional costs associated with the May 2003 restructuring initiative that may be incurred in future quarters and that have not been accrued for as of January 31, 2004, bringing the total expected cost of this initiative to between $10.5 million and $10.7 million. The actual amount of the additional restructuring costs will primarily depend on our ability to exit or sublease various leases and terminate certain third-party operating contracts.

During 2004, we incurred charges of $3.8 million related to the consolidation of our data center and network infrastructure as part of the June 2002 and May 2003 restructuring initiatives. These charges were offset by a $1.3 million reduction in the provision that was no longer required due to the repricing of our network contracts. In addition, these charges were offset by cash payments of $2.5 million. We expect that the remaining provision for the consolidation of the data center and network infrastructure will be substantially drawn down by the end of 2005 due to the long-term nature of cancelled networking agreements.

During 2004, we identified and wrote-off $1.8 million of tangible fixed assets.

During 2003, we incurred aggregate restructuring charges of $12.5 million, broken down into workforce reduction expenses of $5.4 million, office closure costs of $5.3 million, redundant asset write-offs of $0.8 million, data center consolidations of $0.6 million and network system consolidations of $0.4 million. These charges were offset by a reduction in our accrual provision of $0.7 million that related to the lower than expected charges.

During 2002, we incurred aggregate restructuring charges of $4.0 million, broken down into workforce reduction expenses of $2.1 million and consolidation of excess facilities and equipment charges of $1.9 million.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our August 2001 and June 2002 restructuring plans were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the May 2003 announcement were determined under the provisions of SFAS 146, which were valued using an estimated fair value method.

On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions include a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. In addition, we will be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expect to record restructuring charges of approximately $5.5 million to $6.5 million and anticipate that the majority of these charges will be recorded in the second quarter in 2005.

INVESTMENT INCOME (EXPENSE) NET OF INTEREST EXPENSE was an expense of $1.8 million in 2004, compared to income of $1.9 million and $5.7 million in 2003 and 2002, respectively. The decrease in each year is attributable to a decrease in investment income caused by lower yields from marketable securities as well as lower investment balances as a result of cash usage in operations and the share and debenture repurchases. This decline was partially offset by lower interest expense charges, as there was a lower outstanding principal amount of convertible debentures after our repurchases of certain of these debentures (Note 10 to the Consolidated Financial Statements).

GAIN/(LOSS) ON PURCHASE OF CONVERTIBLE DEBENTURES was $0.9 million, ($0.1) million and $0.4 million for 2004, 2003 and 2002. These gains and losses resulted from our purchase of $45 million principal amount of our convertible debentures during 2004, as well as the purchase of approximately $1.5 million principal amount of our convertible debentures in each of 2003 and 2002 (Note 10 to the Consolidated Financial Statements).

INCOME TAXES were $0.3 million, recoveries of $0.4 million and $0.1 million for 2004, 2003 and 2002. The income tax recoveries in 2003 were the result of carrying back US losses for one of our US subsidiaries in order to recover taxes we paid in prior years for that subsidiary.

Overall, we incurred a LOSS of $38.5 million in 2004, compared to greater losses in 2003 and 2002 of $138.2 million and $58.7 million, respectively. The decrease in the loss between 2004 and 2003 is attributable to improvements in gross margins, lower operating expenses due to restructuring initiatives, lower amortization of intangible assets resulting from a change of accounting and the absence in 2004 of impairment provisions as were booked in 2003. These positive factors were offset by higher restructuring costs and lower net investment incomes due to lower cash balances.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results.

--------------------------------------------------------------------------------

QUARTERLY OPERATING RESULTS

--------------------------------------------------------------------------------

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average per share amounts) for each of the quarters ended on the date indicated:

                                               -------------------------------------------------------------------------
                                               APRIL 30,        JULY 31,     OCTOBER 31,     JANUARY 31,           TOTAL
                                                    2003            2003            2003            2004
                                               -------------------------------------------------------------------------
2004
----
Revenue                                           14,187          15,219          16,026          14,353          59,785
Gross Profit                                       9,407          10,529          11,239           9,223          40,398
Operating Expenses                                12,848          11,576          12,204          16,982          53,610
Loss                                              (9,018)        (14,706)         (4,194)        (10,575)        (38,493)
Basic and diluted loss per share                   (0.17)          (0.29)          (0.10)          (0.26)          (0.84)
Shares used in loss per share calculation         52,230          50,470          40,654          40,655          45,951

                                               -------------------------------------------------------------------------
                                               APRIL 30,        JULY 31,     OCTOBER 31,     JANUARY 31,           TOTAL
                                                    2002            2002            2002            2003
                                               -------------------------------------------------------------------------
2003
----
Revenue                                           16,824          18,028          17,501          18,030          70,383
Gross Profit                                       8,945          10,091          11,734          12,982          43,752
Operating Expenses                                14,340          19,311          12,725          11,685          58,061
Loss                                              (6,082)        (18,487)         (5,152)        (108,474)       (138,195)
Basic and diluted loss per share                   (0.12)          (0.35)          (0.10)          (2.08)          (2.65)
Shares used in loss per share calculation         52,237          52,241          52,233          52,224          52,234

--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. With $65.1 million in cash, short-term deposits, short- and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities, a $8.3 million surplus of non-cash working capital and $9.1 million in unutilized lines of credit, in each case as at January 31, 2004, we believe we have sufficient liquidity to meet our operating requirements. While we do not currently contemplate undertaking a financing transaction, the proceeds from any such transaction, should such a transaction occur, could be utilized to fund strategic transactions, for reducing debt, share buybacks, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction.

We have subsidiaries in various jurisdictions around the world to enable us to conduct business in such jurisdictions. Some jurisdictions, such as China and Brazil, have currency control restrictions which require sometimes complex administrative processes and procedures be followed in order to transfer currency out of the jurisdiction. In addition, some jurisdictions have minimum capitalization requirements for conducting business in the jurisdictions, creating a further restriction on removing funds from the jurisdiction. We believe that we currently have sufficient funds outside these highly regulated jurisdictions to enable us to meet our financial obligations as they come due.

The table set forth below provides a summary statement of cash flows for the years indicated in millions of dollars.

                                                                        ---------------------------------------
                                                                        JANUARY 31,   January 31,   January 31,
                                                                               2004          2003          2002
                                                                        ---------------------------------------
Cash used in operating activities                                             (32.6)        (16.8)        (15.6)
Additions to capital assets                                                    (5.8)         (5.3)         (5.4)
Acquisitions                                                                   (0.3)         (2.2)         (9.5)
Purchase of convertible debentures                                            (43.3)         (1.5)         (1.1)
Purchase of common shares                                                     (27.2)         --            --
Issuance of common shares                                                       0.2           0.2           2.5
Purchase of long-term investments                                              --            (0.1)         (1.8)
                                                                        ---------------------------------------
Net change in cash and cash equivalents and marketable securities             (109.0)       (25.7)        (30.9)
Cash and cash equivalents and marketable securities, beginning of year        174.1         199.8         231.9
                                                                        ---------------------------------------
Cash and cash equivalents and marketable securities, end of year               65.1         174.1         201.0
                                                                        =======================================

NET CASH USED IN OPERATING ACTIVITIES was $32.6 million, $16.8 million and $15.6 million for 2004, 2003 and 2002. The increase in cash used in operating activities from 2003 to 2004 was comprised of an increase in our trade receivables of $5.0 million in 2004 as well as higher use of cash for restructuring activities.

ADDITIONS TO CAPITAL ASSETS of $5.8 million in 2004 represents investments that we have made in computing equipment and software to support our global operations and the centralization of our support functions.

ACQUISITIONS represents the purchase price and costs related to acquired companies. In 2003 and 2002 we had undertaken a focused acquisition strategy designed to complement and enhance our product offering and our distribution capabilities. Pursuant to this strategy, we completed a series of acquisitions including the acquisition of the remaining 30% interest in Tradevision AB ("Tradevision") in 2003, as well as the acquisitions of Centricity, TranSettlements, Inc. ("TranSettlements"), certain technology assets of NeoModal.com, L.L.C. ("NeoModal") and a 70% interest in Tradevision (described below) in 2002.

In December 2001, in a $2.5 million cash transaction, we acquired from Nocom AB, an information technology company headquartered in Sweden, its 70% ownership interest in Tradevision, a Sweden-based provider of global connectivity and value-added software solutions for transportation logistics. In October 2002, in a $0.7 million cash transaction, we acquired the remaining 30% interest of Tradevision from SAS Cargo Group A/S ("SAS"), a transport solution provider headquartered in Denmark. The share purchase agreement with SAS also provides for an additional purchase price earn-out amount of a maximum of $0.7 million over a four-year period. Under this plan, we paid $0.1 million in 2004. We also issued 78,250 options to purchase our common shares to employees of Tradevision, of which 14,490 were exercisable as of January 31, 2004.

In conjunction with the acquisitions of the shares of Tradevision, we developed a restructuring plan to integrate the operations of Tradevision with our operations by eliminating redundant staff positions, offices and network infrastructures. The final plan resulted in severance costs of approximately $2.1 million, infrastructure consolidation costs of $1.2 million and office closure and other activity costs of $0.5 million. Further details of our restructuring initiatives are described more fully in Note 9 to the Consolidated Financial Statements.

The total purchase price for Tradevision at the time of acquisition was $7.6 million, which included the cash consideration, the integration costs and other acquisition related expenses. In addition to the amounts above, an additional $1.2 million in acquisition costs have been incurred since October 2002. Accordingly, the total cash purchase price for Tradevision thus far is $8.8 million ($0.3 million, $2.2 million and $6.3 million paid in 2004, 2003 and 2002), which included the cash consideration, the integration costs and other acquisition related expenses. The transaction has been accounted for using the purchase method.

In May 2001, pursuant to an asset purchase agreement, we acquired certain technology assets of NeoModal, a Delaware limited liability corporation, which developed, marketed and supported a suite of Internet-based logistics products for the global transportation industry. The acquisition of certain technology assets, which also included the transfer of certain employees of NeoModal to us, was completed by the issuance of 50,030 common shares to NeoModal (valued at approximately $1 million), payment of cash of approximately $3.2 million, cancellation of a note receivable of $900,000 from NeoModal and the issuance of 99,750 options to purchase our common shares to these new employees. As at January 31, 2004, 4,500 of these stock options were outstanding of which 1,800 were exercisable.

In addition to the acquisitions described above, we completed two non-cash acquisitions in 2002: Centricity and TranSettlements (Note 8 to Consolidated Financial Statements).

PURCHASE OF CONVERTIBLE DEBENTURES. In 2004, we purchased for cancellation $45.0 million aggregate principal amount of our debentures through a wholly owned subsidiary for $43.3 million including costs associated with the offer. In December 2001, March 2002, and August 2002, pursuant to a normal course issuer bid, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures for $2.6 million including costs associated with the offer.

On December 8, 2003, we announced the intention of 3078393 Nova Scotia Company, our wholly owned subsidiary, to purchase up to an aggregate of $3,599,750 principal amount of our remaining outstanding debentures pursuant to a normal course issuer bid. The purchases can occur from time to time over the 12 months following the announcement through the facilities of the TSX, if and when considered advisable by us. As of May 20, 2004, we have not purchased any debentures under this normal course issuer bid.

PURCHASE OF COMMON SHARES. In July 2003 we purchased for cancellation 11,578,000 of our common shares for an aggregate cost of $27.2 million including costs associated with the offer. As of May 25, 2004, there were 40,705,811 shares issued and outstanding.

LONG-TERM INVESTMENTS of $0.1 million in 2003 represent additions to our investment in Ocado, an online food retailer based in the United Kingdom. Long-term investments of $1.8 million in 2002 represent cash invested in two companies that were spun off from TraffiCop, Inc.

ISSUANCE OF COMMON SHARES represents the proceeds from the issuance of common shares from exercised stock options. Employees exercised 59,300 stock options in 2004 for $0.2 million.

As of January 31, 2004, our current assets exceed our current liabilities by $62.4 million. This working capital surplus results primarily from $13.2 million of cash reserves, $34.6 million in short-term marketable securities and $19.0 million in current trade receivables. The liquidity of these assets provides financial flexibility to achieve our business objectives.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities comprise debt securities maturing within 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities as well as debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade DRD eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors. Generally, the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25 million), the higher the required minimum credit rating.

As at January 31, 2004, 20% of the total cash and investment portfolio was in interest-bearing cash deposits, 16% was in DRD eligible securities, 54% was in corporate bonds having terms to maturity of less than one year and 10% was in corporate bonds having terms to maturity of between one and two years. The table below provides an analysis of our consolidated holdings of cash and investments in thousands of dollars with their credit ratings as at January 31, 2004:

                                         STANDARD &
                                        POORS (S&P)   PERCENTAGE        AMOUNT
                                             RATING     OF TOTAL
                                         --------------------------------------
Interest-bearing cash deposits                   -            20%       13,187

Marketable securities                            A             7%        4,492
                                                 A+            3%        2,066
                                                AA-            2%        1,025
                                                 AA           19%       12,314
                                                AAA           49%       31,968
                                                       ------------------------
                                                             100%       65,052
                                                       ========================

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENCIES AND GUARANTEES CONTRACTUAL OBLIGATIONS
To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations:

                                                    -----------------------------------------------------

                                                    LESS THAN        1-3        3-5    MORE THAN   TOTAL
                                                       1 YEAR      YEARS      YEARS      5 YEARS
                                                    -----------------------------------------------------
Convertible Debentures (plus interests payments)        1.5        27.8          -          -       29.3
Operating Lease Obligations                             4.5         5.0        0.6          -       10.1
                                                    -----------------------------------------------------
TOTAL                                                   6.0        32.8        0.6          -       39.4
                                                    -----------------------------------------------------

COMMITMENTS
On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures maturing on June 30, 2005. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, and August 2002, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures. In addition, in July 2003 we purchased, and currently hold through a wholly owned subsidiary, $45.0 million principal amount of the debentures. At January 31, 2004, we had $72.0 million of these debentures outstanding, $45.0 million of which are held in a wholly owned subsidiary.

Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may now be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

We have not identified any reasonably possible circumstance that would trigger a default by us under the trust agreement for the debentures that would result in any early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2009. The future minimum amounts payable under the lease agreements in thousands of dollars are described in the chart above.

We have initiated the exit of various equipment and real property leases in connection with previously announced restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. These aggregate outstanding balances are not material in amount.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the claim is without merit and are vigorously defending the claim.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. It is possible that one or more additional complaints making substantially similar allegations may follow. We intend to vigorously defend all such matters.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources.

GUARANTEES
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee.

As at January 31, 2004, our guarantees that were issued or modified after December 31, 2002 were not material.

On January 17, 2003, the FASB issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to those entities (defined as Variable Interest Entities (VIEs), and more commonly referred to as special purpose entities (SPE)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIEs. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the end of the first interim or annual reporting period ending after March 15, 2004, for VIEs created prior to February 1, 2003.

We have not been involved in any transactions requiring consolidation as prescribed by FIN 46.

--------------------------------------------------------------------------------

APPLICATION OF CRITICAL ACCOUNTING POLICIES

--------------------------------------------------------------------------------

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period, and would materially impact our financial condition, changes in financial condition or results of operation. Our significant accounting policies are discussed in Note 2 of the Notes to the Consolidated Financial Statements; critical estimates inherent in these accounting policies include revenue recognition, impairment of intangible assets and goodwill, and accounting for income taxes.

REVENUE RECOGNITION
We recognize revenues in accordance with AICPA Statement of Position 97-2 ("SOP 97-2"), "Software revenue recognition" and the US Securities and Exchange Commission's Staff Accounting Bulletin 101, "Revenue recognition in financial statements" ("SAB 101").

Our revenues are generated principally from (i) ongoing network usage fees in the form of transactional and monthly subscription fees, (ii) software licenses that grant customers the right to use our software products, (iii) professional services revenues from a variety of services related to the implementation, training in use and support of our software, including project management, consulting and other services, and (iv) maintenance and other revenues, which include revenues associated with annual software maintenance and support services.

Network-related revenues generally consist of fees arising from the customers processing transactions through our proprietary networks and are recognized as the transactions occur.

In accordance with SOP 97-2, as amended, revenues derived from multiple element software sale arrangements are recognized in earnings based on the relative fair values of the individual elements. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed or determinable and no significant production, modification or customisation of the software is required and collection is considered probable by management. If these revenue recognition criteria above are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time as the revenue recognition criteria are met. Service revenues are primarily derived from fees for consulting, implementation and training services related to our supply chain solutions and are recognized as the services are performed.

Maintenance revenues are normally billed in advance and recorded as deferred revenues. Deferred revenue resulting from maintenance contracts is recognized as revenue ratably over the term of the maintenance period.

With respect to deferred revenue, we expect to complete the applicable services or obligations corresponding to such deferred revenue within the next 12 months.

GOODWILL AND INTANGIBLE ASSETS
SFAS 142, "Goodwill and Other Intangible Assets", requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31 for Descartes) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently

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

judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

INCOME TAXES
SFAS 109, "Accounting for Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

Our management has discussed the development and selection of these critical accounting policies with the Audit Committee and the Board of Directors. In addition, the Audit Committee has reviewed the disclosures in this Management's Discussion and Analysis.

--------------------------------------------------------------------------------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

--------------------------------------------------------------------------------

ANY INVESTMENT IN OUR COMPANY WILL BE SUBJECT TO RISKS INHERENT TO OUR BUSINESS. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF OR FOCUSED ON OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS REPORT IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR RECENT ANNOUNCEMENTS MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS.
We recently announced that we were reviewing our financial results for 2004 and that our audited results would differ materially from the unaudited results announced on March 10, 2004. While this review did not result in any restatement of prior period financial statements, our review did result in adjustments to our unaudited 2004 financial statements originally issued on March 10, 2004. We also recently announced a significant downsizing of our staff, office closures, the cancellation of certain leases and contracts and the termination of our CEO. These announcements have resulted in a significant drop in our stock price and may have a negative impact on our ability to generate business with customers and to retain key employees.

WE INTEND TO HIRE A NEW CEO.
On May 6, 2004, we announced the termination of our CEO and the forming of an office of the CEO. Although we anticipate hiring a new CEO, it will take time to find a proper replacement. Our performance is highly dependent on the performance of senior management. Any inability to timely hire a new CEO could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

WE MAY FACE DELISTING BY NASDAQ.
If our stock price continues to decline, it may result in a failure to comply with the Nasdaq listing criteria and could result in a delisting of our stock on Nasdaq. A delisting will result in the inability of our shareholders to trade our securities on Nasdaq.

WE FACE SECURITIES CLASS ACTION LITIGATION.
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned Brij Walia v. The Descartes Systems Group Inc., et al., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. It is possible that one or more additional complaints making substantially similar allegations may follow. There can be no assurance that any such claims would not have a material adverse effect on our results of operations or financial position.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We have incurred losses in the current fiscal quarter and fiscal year as well as in prior fiscal quarters and fiscal years. As at January 31, 2004, our accumulated deficit was $355.4 million. We believe that the success of our business depends on our ability to reduce our operating expenses to a level at or below our revenues. There can be no assurance that we can generate expense reductions or revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained. If our revenues fail to grow or our operating expenses increase without a corresponding increase in our revenues, or we fail to adjust operating expense levels appropriately, we may not be able to achieve or sustain profitability, which would increase the possibility that the value of your investment will decline.

OUR OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE BE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

     o   Fluctuations in the demand for our services and products;
     o   Our ability to reduce or limit increases in our operating expenses;
     o The successful implementation and market acceptance of our pricing and revenue model;
     o   Price and functionality competition in our industry;
     o Changes in the productivity of, and costs associated with, our distribution channels and international operations;
     o Changes in legislation and accounting standards, including standards relating to revenue recognition, and stock-based compensation;
     o Variances in the size, timing and collection of orders and, in particular, license transactions;
     o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers;
     o   Legal costs incurred in bringing or defending litigation; and
     o   Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

WE COULD BE EXPOSED TO BUSINESS RISKS IN OUR INTERNATIONAL OPERATIONS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.
While our headquarters are in North America, we currently have operations in both Europe and the Asia Pacific region. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

     o Longer collection time from foreign clients, particularly in the Asia Pacific region;
     o   Difficulty in repatriating cash from certain foreign jurisdictions;
     o Language barriers, conflicting international business practices and other difficulties related to the management and administration of a global business;
     o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
     o   Currency fluctuations and exchange rates;
     o Multiple and possibly overlapping tax structures and the burdens of complying with a wide variety of foreign laws;
     o   Trade restrictions;
     o   Changes in tariff rates;
     o The need to consider characteristics unique to technology systems used internationally;
     o   Economic or political instability in some international markets; and
     o   Other risk factors set out in this report.

FROM TIME TO TIME, WE MAY BE SUBJECT TO ADDITIONAL LITIGATION OR DISPUTE RESOLUTION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss -- even if our services and products perform in accordance with their functional specifications. While our agreements with our customers, suppliers and other third parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY IMPAIR OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY.
We have implemented separate restructuring plans in each of August 2001, June 2002, May 2003 and May 2004. In 2004 we incurred a restructuring charge of $18.8 million. We expect that we will incur further restructuring charges in 2005 and future fiscal years relating to these restructuring plans. These restructuring charges could impair our ability to achieve and sustain profitability in the future and have a negative impact on the price of our securities. We expect that we will continue our efforts to streamline operations, improve efficiency and align our cost structure with our revenues in order to meet our business and profitability objectives. The objective of the restructuring plans is to reduce our cost structure and generate greater operating efficiencies through reductions in our workforce, and through consolidation of personnel facilities and termination of operating contracts. Workforce reductions could temporarily negatively impact our remaining employees, including those directly responsible for sales. Further, the failure to retain and effectively manage remaining employees could increase our costs, hurt development and sales efforts, and impact the quality of our customer service. As a result, these changes may affect our ability to close new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could harm our business, results of operations and financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain key person life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:

     o Recent announcements that we have made regarding our financial condition and termination of our CEO,
     o   Budgetary constraints related to economic uncertainty,
     o   Dissatisfaction with product or service quality,
     o Difficulty in prioritizing a surplus of information technology projects,
     o Potential concerns resulting from the securities class action lawsuit filed against us, or
     o   Changes in business strategy or priorities or for other reasons.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN OUTSIDE DIRECTORS FOR OUR BOARD OF DIRECTORS.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer indemnification insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our board.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

     o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
     o Announcements of technological innovations or acquisitions by us or by our competitors;
     o Introduction of new products or significant customer wins or losses by us or by our competitors;
     o Developments with respect to our intellectual property rights or those of our competitors;
     o Changes in recommendations or financial estimates by industry or investment analysts;
     o   Rumors or dissemination of false and/or misleading information;
     o   Changes in management;
     o   Conditions and trends in the supply chain technology industry;
     o   Corporate security breaches;
     o Adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;
     o Our inclusion or removal from stock exchange composite indexes or sub indexes;
     o Adoption of new accounting standards affecting the supply chain technology industry;
     o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
     o   General market conditions; and
     o   Other risk factors set out in this report.

If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

IF OUR COMMON SHARE PRICE DECREASES TO LEVELS SUCH THAT THE FAIR VALUE OF OUR NET ASSETS IS LESS THAN THE CARRYING VALUE OF OUR NET ASSETS, WE MAY BE REQUIRED TO RECORD ADDITIONAL SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH GOODWILL IMPAIRMENT.
We account for goodwill in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which we adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill is tested for impairment to ensure that its fair value is greater than or equal to its carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. In testing goodwill impairment, we use a valuation approach based on market capitalization and discounted cash flow models. Our current date for the annual goodwill impairment test is October 31st of each year. In addition, there will be quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future impairment test dates, we may have to recognize additional goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
Significant portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING DECLINING DEMAND OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from consolidating customers.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through the sale of our debt and equity securities. As of January 31, 2004, we had cash, cash equivalents and marketable securities of approximately $65.1 million, surplus of non-cash working capital of $8.3 million and unutilized lines of credit of $9.1 million. In addition, on May 17, 2004, we announced that we would be undertaking restructuring initiatives which will entail an aggregate cash expenditure of between $5.5 and $6.5 million, with $3.5 to $4.0 million of that cash being used in the second quarter of 2005. While we believe that our resources will be sufficient to meet our contemplated operational and restructuring needs, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION. In June 2000, we completed a convertible debt offering of $75.0 million in 5.5% convertible unsecured subordinated debentures that are due June 2005. As of January 31, 2004, we had repurchased $48.0 million of these debentures, $3.0 million of which were canceled and $45 million of which are held by a wholly-owned subsidiary, leaving $27.0 million in outstanding debentures that are not held by us or our subsidiaries or affiliates.

In December 2003, the Toronto Stock Exchange approved the purchase by one of our subsidiaries of up to an aggregate of $3.6 million of additional outstanding debentures, which purchases could happen from time to time before December 8, 2004. Our indebtedness could have important consequences for investors. For example, it could:

     o Increase our vulnerability to general adverse economic and industry conditions;
     o   Limit our ability to obtain additional financing;
     o Require the dedication of a portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
     o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
     o   Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from military action in Iraq and the global war on terrorism may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATION AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis, and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

     o   Longer operating history,
     o Greater financial, technical, marketing, sales, distribution and other resources,
     o   Profitable operations,
     o   Superior product functionality in specific areas,
     o   Greater name recognition,
     o   A broader range of products to offer,
     o   Better performance,
     o   A larger installed base of customers,
     o   Established relationships with customers that we are targeting, or
     o   Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

OUR CUSTOMERS MAY EXPERIENCE DELAYS OR DIFFICULTIES IN THE INSTALLATION AND USE OF OUR SERVICES AND PRODUCTS, WHICH COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CUSTOMERS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS.
When one of our products is implemented, the environment into which it is installed is complex and typically contains a wide variety of systems and third-party software with which our software must be integrated. As a result, some customers may have difficulty or be unable to implement our products successfully within anticipated timeframes or otherwise achieve their expected benefits. Further, even when our products are fully implemented and free of errors or defects, our services and products may not be delivered to the satisfaction of our customers. These problems may result in claims for damages suffered by our customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors, complete implementations or address customer dissatisfaction.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

     o   System or network failure,
     o   Interruption in the supply of power,
     o   Virus proliferation,

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     o   Earthquake, fire, flood or other natural disaster, or
     o   An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operation and financial condition.

ERRORS OR DEFECTS IN OUR PRODUCTS, WHICH MAY HARM OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS OR INCUR ADVERSE LEGAL JUDGMENTS, MAY BE DIFFICULT TO DETECT PRIOR TO IMPLEMENTATION.
Some of our products are complex. This complexity can make it difficult to detect errors or failure in our products prior to implementation. Although we conduct testing and quality assurance through a release management process, we may not discover errors in our products until our customers install and use a given product or until the volume of use of that product increases. We may not be able to correct any detected errors or failures in a timely manner, if at all. Alleviating such errors could require significant expenditure of capital and other resources. These problems may result in claims for damages suffered by customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors or defects.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis. Cutbacks in our workforce or any deterioration in the relationship with our third-party outsourced development provider could lengthen the time necessary to develop our products. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

     o   Meet or exceed technological advances in the marketplace;

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     o   Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
     o   Comply with changing industry standards;
     o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time;
     o   Achieve market acceptance;
     o   Integrate third-party technology effectively; and
     o   Respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our operating performance and financial condition.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT WHEN, OR IF, SALES WILL OCCUR AND, THEREFORE, WE MAY EXPERIENCE AN UNPLANNED SHORTFALL IN REVENUES.
Our services and products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers typically view the purchase of our services and products as a significant and strategic decision. As a result, customers and prospects generally evaluate our services and products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle typically averages between three and nine months, depending on the solution a particular customer is purchasing, a particular customer's implementation requirements and whether the customer is new or is extending an existing implementation. Services and products that include a license to our software products usually require a significant up-front license payment, which may be subject to delays if the customer has lengthy internal budgeting, approval, and evaluation processes. Additionally, in the current economic environment, many companies have reduced their budgets for information technology spending. If companies continue reducing their spending on information technology assets, we may be subject to additional delays and corresponding reductions in sales of our services and products. Moreover, we may incur significant selling and marketing expenses during a customer's evaluation period, including the costs of developing a full proposal and completing a rapid proof-of-concept or custom demonstration. Larger customers may purchase our services and products as a part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays. Also, our customers may delay their purchasing decisions in anticipation of new or enhanced services or products that we, or our competitors, may introduce. Further, any prolonged decline in the demand for technology services and products could reduce the market for our services and products, making sales more difficult. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could adversely affect our operating results.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.
We are currently investing, and intend to continue to invest, significant resources to develop and enhance relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

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WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT
OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. A complaint alleging patent infringement has been filed against us by ArrivalStar, Inc. in the United States District Court for the Southern District of New York. This claim or any intellectual property claim, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

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CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER
COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operation and financial condition.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM ANY OF OUR ACQUISITIONS, AND IF WE CANNOT ADDRESS THE CHALLENGES PRESENTED BY ANY SUCH ACQUISITIONS, OUR OPERATING RESULTS MAY BE HARMED.
In the past, we have acquired businesses to expand our operations or market presence, and we may continue our expansion by acquiring or investing in companies, assets or technologies that complement our business and offer opportunities for growth. These transactions involve many risks and challenges that we might not successfully overcome, including:

     o Difficulties in integrating technologies, products, personnel and operations;
     o Disruption of our ongoing business and diversion of management's attention from other business concerns;
     o Risks of entering markets in which we have no or limited prior experience;
     o Issuances of equity securities that may dilute your ownership interest in our common stock;
     o Cash payments to, or the assumption of debt or other liabilities of, the companies we acquire;
     o Large write-offs related to goodwill, intangible assets and acquired research and development;
     o   Difficulties in realizing the expected benefits of the transaction;
     o   Difficulties in retaining key employees;
     o Difficulties in maintaining controls, procedures and policies during the transition and integration;
     o Adverse effects to relationships with partner companies or third-party providers of technology or products; and
     o Failure of our due diligence process to identify significant issues with product quality, product architecture, legal and financial contingencies, and product development, among other things.

WE MAY BE TREATED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES RESULTING IN ADVERSE TAX CONSEQUENCES FOR US INVESTORS IN OUR COMMON SHARES.
If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the US for federal income tax purposes, and other holders of equity securities who may be subject to US federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.

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NEW LAWS OR REGULATIONS AFFECTING COMMERCE ON THE INTERNET, IMPORTING/EXPORTING
OR TRANSPORTATION COULD REDUCE THE USE OF OUR SERVICES AND PRODUCTS BY CUSTOMERS, RESULT IN TAX ASSESSMENTS AGAINST US OR REQUIRE US TO CHANGE THE METHODS BY WHICH WE DO BUSINESS. THIS COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATION AND GROWTH.
US, Canadian and other foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. In addition, certain of our services and products, including some ocean carrier products and our automated manifest products, were designed to assist customers to comply with various regulatory requirements relating to transportation/shipment and importing/exporting of goods. The adoption, interpretation, amendment or repeal of these laws and regulations, as well as laws governing such things as taxation of commerce, consumer protection, libel, property rights and personal privacy, could adversely affect customers' general use of the Internet as a communications and commercial medium or customers' use of our supply chain services and products. If this occurs, this would reduce our revenues and have a material adverse effect on our growth, thereby adversely impacting our operating performance and financial condition. Further, laws and regulations relating to taxation of services and products that are delivered over the Internet or other networks continue to develop and tax regulations or rulings that are adverse to our pricing or delivery model could result in significant assessments against us or require us to change the methods by which we conduct our business.

IF REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS ARE CHANGED, WE MAY BE FORCED TO CHANGE OUR BUSINESS PRACTICES AND OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.
If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense under US GAAP. As a result, we may re-evaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business.













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